Exhibit 2.2

EXECUTION VERSION

22 April 2024
TYMAN PLC and QUANEX BUILDING PRODUCTS CORPORATION
COOPERATION AGREEMENT
99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44.20.7710.1000 www.lw.com

CONTENTS

Clause	Page

1.	DEFINITIONS AND Interpretation	1

2.	Publication of the 2.7 announcement and terms of the transaction	8

3.	Regulatory clearances	8

4.	Scheme document	12

5.	Implementation of the Scheme and conduct of business	12

6.	NEW QUANEX SHARES, PReparation of proxy statement and Quanex stockholder approval	14

7.	Tyman share plans and employee matters	16

8.	Switching to an Offer	16

9.	Directors and officers insurance	18

10.	THE Code and relevant law	19

11.	Termination	19

12.	Warranties AND UNDERTAKINGS	21

13.	Announcements	21

14.	Notices	22

15.	Remedies and waivers	23

16.	Variation	23

17.	Invalidity	24

18.	Entire agreement	24

19.	Language	24

20.	Third party rights	24

21.	No partnership	25

22.	Assignment	25

23.	Costs	25

24.	Further assurance	25

25.	Process agent	25

26.	Counterparts	25

27.	Governing law and jurisdiction	26

Schedule 1	27

Tyman share plans and employee matters

i

THIS AGREEMENT is made on 22 April 2024

BETWEEN:

(1)	TYMAN PLC, a public limited company incorporated in England and Wales with registered company number 02806007 and having its registered office at 29 Queen Anne’s Gate, London, SW1H 9BU, United Kingdom (“Tyman”); and

(2)	QUANEX BUILDING PRODUCTS CORPORATION, a company incorporated in the State of Delaware, whose registered office is at 945 Bunker Hill Rd., Suite 900, Houston, TX 77024, United States of America (“Quanex”),

together referred to as the parties and each as a party to this agreement (“Agreement”).

BACKGROUND

(A)	Quanex proposes to announce a firm intention to make an offer for the entire issued and to be issued ordinary share capital of Tyman on the terms and subject to the conditions set out in the 2.7 Announcement (as defined below) and this Agreement.

(B)	The parties intend that the Transaction (as defined below) will be implemented by way of the Scheme (as defined below), but Quanex has reserved the right, as set out in (and subject to the terms and conditions of) the 2.7 Announcement and this Agreement, to elect to implement the Transaction by way of an Offer (as defined below).

(C)	The parties have agreed to take certain steps in respect of the implementation and conduct of the Transaction and wish to enter into this Agreement to record their respective rights, commitments and obligations relating to such matters.

IT IS AGREED as follows:

1.	DEFINITIONS AND Interpretation

1.1	In this Agreement:

“2.7 Announcement” means the announcement to be made pursuant to Rule 2.7 of the Code in relation to the Transaction, in the form agreed by or on behalf of the parties to this Agreement;

“Acceptance Condition” means, if applicable, the acceptance condition to the Offer;

“Adverse Recommendation Change” means:

(a)	if Tyman makes an announcement prior to the publication of the Scheme Document and (if different) the circular convening any Meeting that: (i) the Tyman Board no longer recommends or intends to recommend the Transaction or adversely qualifies or modifies, or intends to adversely qualify or modify, the Tyman Board Recommendation; (ii) other than where an Agreed Switch has occurred, it will not convene the Court Meeting or the General Meeting; or (iii) other than where an Agreed Switch has occurred, it intends not to post the Scheme Document or (if different) the circular convening any Meeting;

(b)	if the Scheme Document and (if different) the circular convening any Meeting does not include, when published, the Tyman Board Recommendation or (where a Switch has occurred), the Tyman Board does not consent to the Tyman Board Recommendation being included in the Offer Document;

(c)	the withdrawal, adverse qualification or adverse modification of the Tyman Board Recommendation; and

(d)	if, after the approval of the Scheme at the Court Meeting and the Resolutions at the General Meeting, the Tyman Board announces that it will not implement the Scheme (other than: (i) in connection with an announcement of an Offer or revised offer by Quanex (or any other member of the Wider Quanex Group) for Tyman or (ii) because a Condition to the Transaction has become incapable of fulfilment or satisfaction and Quanex has stated it will not waive such a Condition (if capable of waiver)), provided that, for the avoidance of doubt, the issue of any holding statement(s) by Tyman following a change of circumstances shall not constitute an Adverse Recommendation Change provided that such holding statement (i) contains an express statement that the Tyman Board Recommendation is not withdrawn, modified or qualified and (ii) does not contain a statement that the Tyman Board intends to withdraw, modify or qualify the Tyman Board Recommendation;

“Agreed Switch” has the meaning given to it in Clause 8.1(a);

“Business Day” means a day, other than a Saturday or Sunday or public or bank holiday, on which clearing banks in London and New York City are generally open for business;

“Clean Team Agreements” means the clean team and joint defence agreement entered into between Tyman and Quanex and their respective external regulatory counsel on 27 March 2024 and any additional clean team confidentiality agreements between Tyman and Quanex that may be concluded at a later stage;

“Clearances” means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that may need to be, or are advisable to be obtained, all filings that are required to be made and all waiting periods that need to have expired, from or under any Laws or practices applied by any Relevant Authority (or under any agreements or arrangements to which any Relevant Authority is a party), including but not limited to those that are necessary to satisfy one or more of the Regulatory Conditions (and any reference to any Clearance having been “satisfied” shall be construed as meaning that the foregoing has been obtained, or where relevant, made or expired);

“Code” means the UK City Code on Takeovers and Mergers as issued from time to time by or on behalf of the Panel;

“Companies Act” means the UK Companies Act 2006, as amended from time to time;

“Competing Proposal” means:

(a)	an offer (including a partial, exchange or tender offer), merger, de-merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover, whitewash transaction and/or business combination (or the announcement of a firm intention under Rule 2.7 of the Code to do the same), the purpose of which is to acquire, directly or indirectly, 30 per cent. or more of the issued or to be issued ordinary share capital of Tyman (when aggregated with the shares already held by the acquirer and any person acting or deemed to be acting in concert with the acquirer) or any arrangement or series of arrangements which results in any party acquiring, consolidating or increasing ‘control’ (as defined in the Code) of Tyman;

(b)	the acquisition or disposal, directly or indirectly, of all or a significant proportion (being 30 per cent. or more) of the business, assets and/or undertakings of the Tyman Group calculated by reference to any of its revenue, profits or value taken as a whole;

(c)	any material reorganisation and/or liquidation involving all or a significant portion (being 30 per cent. or more) of the Tyman Group calculated by reference to any of its revenue, profits or value taken as a whole; or

(d)	any other transaction which would be alternative to, or inconsistent with, or would be reasonably likely materially to preclude, impede or delay or otherwise prejudice the implementation of the Transaction, in each case which is not effected by Quanex (or a person acting in concert with Quanex) or at the direction of Quanex, and in each case whether implemented in a single transaction or a series of transactions and whether conditional or otherwise;

“Conditions” means the conditions to implementation of the Transaction which are set out in Appendix 1 to the 2.7 Announcement, and any other conditions as may be required by the Panel or agreed in writing by Quanex and Tyman, with such consequential amendments as may be reasonably necessary as the result of the Transaction being implemented by means of an Offer;

“Confidentiality Agreement” means the confidentiality agreement entered into between Tyman and Quanex in connection with the Transaction dated 18 March 2024;

“Costs” means losses, damages, costs (including reasonable legal costs) and expenses (including Taxation), in each case of any nature whatsoever;

“Court” means the High Court of Justice of England and Wales;

“Court Meeting” means the meeting or meetings of Tyman Shareholders to be convened by order of the Court pursuant to Part 26 of the Companies Act for the purpose of considering and, if thought fit approving, the Scheme, notice of which will be set out in the Scheme Document, including any adjournment, postponement or reconvention thereof;

“Court Order” means the order(s) of the Court sanctioning the Scheme under section 899 of the Companies Act;

“Effective Date” means the date upon which:

(a)	if the Transaction is implemented by way of a Scheme, the Scheme becomes effective in accordance with its terms, upon the delivery of the Court Order to the Registrar of Companies; or

(b)	if the Transaction is implemented by way of the Offer, the Offer having been declared or become unconditional in accordance with the requirements of the Code;

“FCA Handbook” means the Financial Conduct Authority’s Handbook of rules and guidance as amended from time to time;

“General Meeting” means the general meeting of Tyman Shareholders to be convened for the purpose of considering, and if thought fit approving, the shareholder resolution(s) necessary to enable Tyman to implement the Scheme, notice of which will be set out in the Scheme Document, including any adjournment, postponement or reconvention thereof;

“HSR” means Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended;

“Law” means any applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, directives, governmental guidelines or interpretations having the force of law or bylaws, in each case, of a Relevant Authority;

“Listing Rules” means the rules and regulations made by the Financial Conduct Authority under the Financial Services and Markets Act 2000 (as amended) and contained in the Financial Conduct Authority’s publication of the same name, as amended from time to time;

“Long Stop Date” means 22 January 2025 or such later date (if any) as Quanex and Tyman may (with the consent of the Panel or at the direction of the Panel under Note 3 on Section 3 of Appendix 7 to the Code) agree and (if required) the Court may allow;

“Meetings” means the Court Meeting and the General Meeting;

“New Quanex Shares” means the Quanex Shares proposed to be issued to Tyman Shareholders in connection with the Transaction;

“Notice” has the meaning given to it in Clause 14.1;

“NYSE” means the New York Stock Exchange LLC;

“NYSE Condition” means the Condition set out in paragraph 4 of Part A of Appendix 1 to the 2.7 Announcement;

“Offer Document” means, if, following the date of this Agreement, Quanex elects to implement the Transaction by means of an Offer in accordance with Clause 8, the document to be sent to (among others) the Tyman Shareholders under which any offer would be made, including any revised or supplementary offer document;

“Offer” means, should the Transaction be effected by way of a takeover offer (as that term is defined in section 974 of the Companies Act), the offer to be made by Quanex for all of the Tyman Shares not already owned by Quanex or any associate (as that term is defined in section 988 of the Companies Act) of Quanex on the terms and subject to the conditions to be set out in the related Offer Document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal of such offer;

“Panel” means the UK Panel on Takeovers and Mergers;

“Proxy Approval” means the Business Day after Quanex receives written confirmation from the SEC that it has no further comments on the Proxy Statement, or if the SEC has not informed Quanex that it will the review the Proxy Statement, the first Business Day after the tenth day after the Proxy Statement is filed;

“Proxy Statement” means, collectively the preliminary proxy statement and the definitive proxy statement of Quanex to be filed with the SEC and, in respect of the definitive proxy statement, mailed to the Quanex Stockholders in connection with the Quanex Stockholders Meeting (including any amendments or supplements thereto);

“Quanex Directors” means the directors of Quanex from time to time;

“Quanex Documents” has the meaning given to it in Clause 6.2(b);

“Quanex Shares” means shares of common stock, par value $0.01 per share, of Quanex;

“Quanex Stockholder Approval” means the approval of the Quanex Stockholder Matters by the requisite vote of Quanex Stockholders;

“Quanex Stockholder Matters” means the proposals voted on by Quanex Stockholders at the Quanex Stockholders Meeting to approve the issuance of the New Quanex Shares and any such matters (if any) required to be approved by the Quanex Stockholders to consummate the Transaction;

“Quanex Stockholders” means the holders of Quanex Shares from time to time;

“Quanex Stockholders Meeting” means the meeting of the Quanex Stockholders (including any adjournment or postponement thereof) to be convened and held to consider, and if thought fit, approve the Quanex Stockholder Matters;

“Registrar of Companies” means the Registrar of Companies in England & Wales;

“Regulatory Conditions” means the Conditions set out in paragraphs 5 to 9 of Part A of Appendix 1 to the 2.7 Announcement;

“Regulatory Information Service” means a regulatory information service as defined in the FCA Handbook;

“Relevant Authority” means any central bank, ministry, governmental, quasi-governmental, national, supranational (including the European Union), statutory, regulatory, environmental, administrative, supervisory, fiscal or investigative body, authority or tribunal (including any national or supranational antitrust, competition or merger control authority, any sectoral ministry or regulator and any foreign investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

“Relevant Third Parties” has the meaning given to it in Clause 20.1;

“Remedies” means any conditions, obligations, measures, commitments, modifications, undertakings, remedies (including, but not limited to, disposals (whether before or following completion of the Transaction) and any pre-divesture reorganisations by a party) or assurances (financial or otherwise) offered or required in connection with the obtaining of any Clearances and “Remedy” shall be construed accordingly;

“Resolutions” means the special resolutions to be proposed by Tyman at the General Meeting in connection with the alteration of Tyman’s articles of association and such other matters as may be necessary to implement the Transaction;

“Sanction Hearing” means the hearing of the Court at which Tyman will seek an order to sanction the Scheme pursuant to section 899 of the Companies Act, including any adjournment thereof;

“Scheme” means a court-sanctioned scheme of arrangement pursuant to Part 26 of the Companies Act to implement the Transaction;

“Scheme Conditions” means the Conditions to the Scheme set out in paragraph 2 of Part A of Appendix 1 to the 2.7 Announcement;

“Scheme Document” means the circular to be addressed to Tyman Shareholders setting out (among other things) details of the Transaction, the full terms and conditions of the Scheme, notices convening the Court Meeting and the General Meeting and the full particulars required pursuant to Part 26 of the Companies Act, including any revised or supplementary circular;

“Scheme Record Time” has the meaning given in the 2.7 Announcement;

“SEC” means the US Securities and Exchange Commission;

“Shareholder Approval Conditions” means the Conditions to the Scheme set out in paragraphs 2(a)(i), 2(b)(i) and 3 of Part A of Appendix 1 to the 2.7 Announcement;

“Switch” has the meaning given in Clause 8;

“Tax” or “Taxation” means all forms of taxation and statutory and governmental, state, provincial, local governmental or municipal charges, duties, contributions and levies, withholdings and deductions wherever and whenever imposed and all related penalties and interest;

“Transaction” means the direct or indirect acquisition by Quanex of the entire issued and to be issued ordinary share capital of Tyman, other than Excluded Shares (as defined in the 2.7 Announcement), to be implemented by means of the Scheme (or, should Quanex elect, subject to the consent of the Panel and the terms of this Agreement, by means of an Offer) and, where the context requires, any subsequent revision, variation, extension or renewal of it;

“Tyman Board” means the board of directors of Tyman from time to time;

“Tyman Board Recommendation” means a unanimous and unqualified recommendation by the Tyman Board to the Tyman Shareholders to vote in favour of the Scheme at the Court Meeting and the Resolutions at the General Meeting or, following an Agreed Switch, to accept the Offer;

“Tyman Group” means Tyman and its subsidiary undertakings from time to time and “member of the Tyman Group” shall be construed accordingly;

“Tyman Remuneration Committee” has the meaning set out in Schedule 1;

“Tyman Shareholders” means the registered holders of Tyman Shares from time to time;

“Tyman Shares” means the ordinary shares of £0.05 each in the capital of Tyman;

“Tyman Share Plans” has the meaning set out in Schedule 1;

“UK” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland;

“UK CMA” means The Competition and Markets Authority, the principal competition regulator in the United Kingdom;

“US Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“US Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder; and

“Wider Quanex Group” has the meaning given in the 2.7 Announcement.

1.2	In this Agreement, except where the context otherwise requires:

(a)	the expressions “subsidiary” and “subsidiary undertaking” shall have the meanings given in the Companies Act;

(b)	the expression “acting in concert” and “concert parties” have the meanings given to them in the Code;

(c)	“interest” in shares or securities shall be construed in accordance with the Code;

(d)	a reference to an enactment or statutory provision includes a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(e)	references to one gender include other genders;

(f)	words in the singular include the plural and vice versa;

(g)	a reference to a “person” includes a reference to an individual, an individual’s executors or administrators, a partnership, a firm, a body corporate, an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture or association (in any case, whether or not having separate legal personality);

(h)	a reference to a Recital, Clause or Schedule (other than to a schedule to a statutory provision) shall be a reference to a recital, clause or schedule (as the case may be) to this Agreement;

(i)	references to times are to London time (unless otherwise stated);

(j)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of 24 hours running from midnight to 11:59 pm;

(k)	references to “£”, “GBP”, “pounds sterling”, “Sterling”, “pence” and “p” are references to the lawful currency from time to time of the United Kingdom;

(l)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction;

(m)	references to “writing” shall include any modes of reproducing words in any legible form and include email except where otherwise expressly stated;

(n)	a reference to includes or including shall mean includes without limitation or including without limitation respectively;

(o)	the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(p)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(q)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time; and

(r)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3	The headings in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

1.4	The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Publication of the 2.7 announcement and terms of the transaction

2.1	The obligations of the parties under this Agreement, other than Clause 1, this Clause 2.1 and Clauses 12 to 27 (inclusive), shall be conditional on the release of the 2.7 Announcement via a Regulatory Information Service at or before 6:30 p.m. on the date of this Agreement or such later time and date as Quanex and Tyman may agree (and, where required by the Code, the Panel may approve). Clause 1, this Clause 2.1 and Clauses 12 to 27 (inclusive) shall take effect on and from execution of this Agreement.

2.2	The terms of the Transaction shall be as set out in the 2.7 Announcement, together with such other terms as may be agreed by the parties in writing (save in the case of an improvement to the terms of the Transaction from the perspective of the Tyman Shareholders, which shall be at the sole discretion of Quanex) and, where required by the Code, approved by the Panel.

2.3	The terms of the Transaction at the date of posting of the Scheme Document shall be set out in the Scheme Document. Should Quanex elect to implement the Transaction by way of an Offer, the terms of the Transaction shall be set out in the announcement made in accordance with paragraph 8 of Appendix 7 of the Code of the switch to an Offer and in the Offer Document and any form of acceptance.

3.	Regulatory clearances

3.1	Quanex undertakes to Tyman, to the extent permitted by applicable Law and without prejudice to Quanex’s ability to invoke any of the Conditions (with the consent of the Panel) or its obligations under the Code, to cooperate with Tyman and its professional advisers and to promptly prepare and file all necessary documentation and to use all reasonable endeavours to secure the Clearances and the satisfaction of the Regulatory Conditions as soon as reasonably practicable after the date of this Agreement, and, in any event, in sufficient time to enable the Effective Date to occur before the Long Stop Date.

3.2	Except where otherwise required by applicable Law or a Relevant Authority and subject to Clause 3.5, Quanex shall, after prior consultation with Tyman and taking into account (acting in good faith) reasonable comments received from Tyman:

(a)	determine the strategy to be pursued for obtaining the Clearances including timing and sequencing for contacting and corresponding with the Relevant Authorities;

(b)	be responsible for satisfying the Regulatory Conditions; and

(c)	promptly contact and correspond with the Relevant Authorities in relation to the Clearances, including preparing (with the assistance of Tyman in accordance with this Agreement) and submitting all necessary filings, notifications and submissions and responding to any supplemental inquiries by a Relevant Authority as soon as reasonably practicable after receipt of such request, such acts to be done after consultation with Tyman including as to timing.

3.3	Quanex shall be responsible for the payment of all filing, administrative or other similar fees required in connection with the Clearances, together with any associated administrative fees and the costs of preparing any such filings, notifications or submissions, unless such fees are payable by Tyman as specified by applicable Law.

3.4	Save to the extent prohibited by applicable Law or the Relevant Authority, Tyman and Quanex shall:

(a)	provide each other in a timely fashion, and in any event in sufficient time before any applicable deadline or due date:

(i)	all such information as may reasonably be required for Quanex to determine, having consulted with Tyman, in which jurisdictions any merger control, regulatory or other filing, notification or submission with a Relevant Authority may be necessary for the purposes of obtaining the Clearances;

(ii)	all such information as may reasonably be required for inclusion in any filings, notifications or submissions to any Relevant Authority for the purposes of obtaining the Clearances or for inclusion in any responses to any requests for further information consequent upon such filings, notifications or submissions; and

(iii)	all such other information and assistance as may reasonably be required for the purposes of obtaining the Clearances and for the identification, structuring and preparation of any Remedies; and

(b)	keep the other (and/or its legal advisers) promptly informed of developments which are material or potentially material to obtaining any of the Clearances and the satisfaction of the Regulatory Conditions.

3.5	For the purposes of Clause 3.4:

(a)	each of the parties shall take reasonable steps to obtain relevant information from third parties (including through the exercise of contractual rights), it being acknowledged that a party shall not be in breach of this Clause 3.5 or Clause 3.4 as a consequence of any inaccuracies in any information originating from a third party (being a person other than a member, officer, employee or adviser of the Wider Quanex Group or the Tyman Group (as applicable));

(b)	the parties acknowledge that in certain circumstances disclosure by one party to the other may nonetheless be prevented by obligations of confidentiality owed to third parties or by Law; and

(c)	the provision of information shall be subject to Clause 3.9.

3.6	Unless required to do so, Tyman shall not communicate directly with any Relevant Authority without the prior consent of Quanex (such consent not to be unreasonably withheld or delayed). If Tyman is required to communicate directly with any Relevant Authority, it shall, where reasonably practicable, notify Quanex in advance and afford Quanex a reasonable opportunity to comment on Tyman's proposed response.

3.7	Save to the extent prohibited by applicable Law or a Relevant Authority, and without prejudice to the generality of Clause 3.4 and subject to Clause 3.2, Quanex undertakes to Tyman that it shall:

(a)	provide, or procure the provision of, to Tyman and its legal advisers draft copies of all filings, notifications, submissions, material correspondence and material communications (including, in the case of material non-written correspondence or communications, reasonably detailed summaries of such correspondence or communications) intended to be submitted, sent or communicated to any Relevant Authority in connection with obtaining any Clearance, at such time as will allow Tyman and its legal advisers a reasonable opportunity to review and comment on such filings, notifications, submissions, correspondence and communications before they are submitted, sent or communicated, together with final copies so submitted, sent or communicated;

(b)	give due consideration to reasonable comments made by Tyman and its legal advisers on draft copies of filings, notifications, submissions, material correspondence and material communications provided pursuant to Clause 3.7(a) and, in so far as any comments are not adopted by Quartz, provide Tyman and its legal advisers an explanation as to the reasons why;

(c)	as soon as reasonably practicable provide, or procure the provision of, to Tyman and its legal advisers copies of all filings, notifications, submissions, material correspondence and material communications in the form finally submitted, sent or communicated to any Relevant Authority in connection with obtaining any Clearance (including, in the case of material non-written correspondence or communications, reasonably detailed summaries of such correspondence or communications);

(d)	as soon as reasonably practicable notify Tyman and its legal advisers of, and provide copies of, any material correspondence and material communications (including, in the case of material non-written correspondence or communications, reasonably detailed summaries of such correspondence or communications) received from any Relevant Authority in connection with obtaining the Clearances;

(e)	give Tyman and its legal advisers reasonable notice of any meetings, hearings or material telephone calls with any Relevant Authority in connection with obtaining the Clearances and allow Tyman and its legal advisers to attend and make oral submissions during any such meetings, hearings or telephone calls (provided, where practicable, such oral submissions have been discussed by the parties in advance). Where such attendance and participation is not recommended or permitted by applicable Law or the Relevant Authority, to provide, to the extent so permitted, Tyman with a summary of such meeting, hearing or telephone call as soon as reasonably practicable following the meeting, hearing or telephone call;

(f)	keep Tyman (and/or its legal advisers) promptly informed of developments which are material or potentially material to obtaining any of the Clearances and the satisfaction of the Regulatory Conditions;

(g)	save for any engagement with the UK CMA pursuant to the Regulatory Condition set out in paragraph 6 of Part A of Appendix 1 to the 2.7 Announcement, not proactively engage with any Relevant Authority with regard to any non-mandatory approval, consent, clearance, permission, confirmation, comfort letter or waiver in respect of the Transaction without the prior written consent of Tyman (such consent not to be unreasonably withheld or delayed); and

(h)	not withdraw a filing, submission or notification made to any Relevant Authority in connection with obtaining any of the Clearances without the prior consent of Tyman (such consent not to be unreasonably withheld or delayed).

3.8	In respect of the Regulatory Condition set out in paragraph 6 of Part A of Appendix 1 to the 2.7 Announcement, Quanex shall submit a briefing paper to the UK CMA within 15 Business Days after the date of this Agreement. In respect of the Regulatory Condition set out in paragraph 5 of Part A of Appendix 1 to the 2.7 Announcement, each of Quanex and Tyman shall submit their respective HSR notifications to the Relevant Authorities within 15 Business Days after the date of this Agreement. Notwithstanding the foregoing, if, at the time the parties are in a position to file their respective HSR notifications, the US Federal Trade Commission has adopted an expanded HSR notification form, which at that time is effective and applicable, the foregoing 15 Business Day obligation shall not be applicable and the parties shall work in good faith in order to submit their respective HSR notifications, compliant with the expanded HSR notification form requirements, as soon as practicable.

3.9	If a provision of this Agreement obliges any member of the Wider Quanex Group or the Tyman Group (a disclosing party) to disclose any information to the other party in connection with securing the Clearances which:

(a)	the disclosing party reasonably considers to be commercially or competitively sensitive or which contains business secrets;

(b)	the disclosing party is prohibited from disclosing by applicable Law (including, for the avoidance of doubt, any applicable antitrust Laws) or the terms of an existing contract; or

(c)	where such disclosure would result in the loss of privilege that subsists in relation to such information (including legal professional privilege),

the disclosing party shall disclose the relevant information to the other party:

(i)	pursuant to the Clean Team Agreements or as the disclosing party and the other party may otherwise agree; or

(ii)	where disclosure in a manner contemplated by Clause 3.5(a) would reasonably be expected to have a material adverse effect on the disclosing party’s legitimate business interest, directly to a Relevant Authority (and in such circumstances, the disclosing party shall provide to the other party a non-confidential version of such information).

3.10	Nothing in this Agreement shall require any party to disclose to, or receive from, the other any information that is personally identifiable information of a director, partner, officer or employee of the disclosing party or any member of its or any of their respective affiliates, unless that information can reasonably be anonymised (in which case the disclosing party shall provide the relevant information on an anonymous basis) and the disclosing party may redact such information from any documents shared with the other party.

3.11	To the extent that Tyman provides Quanex with any information, assistance and/or access to Tyman’s senior management for the purposes of preparing for and monitoring the integration of the businesses of the Wider Quanex Group and the Tyman Group after the Effective Date (which Tyman is under no obligation to provide), any competitively sensitive information shall be provided on an ‘external counsel only’ basis only or pursuant to the Clean Team Agreements.

3.12	Notwithstanding any other provision of this Agreement to the contrary, Quanex acknowledges that its obligations under Clause 3.1 require that Quanex shall not (and Quanex shall not cause any member of the Wider Quanex Group to, and Quanex shall use all reasonable endeavours to procure that no person acting in concert with Quanex shall), in each case, directly or indirectly, effect or commit to effect any acquisition, which would be reasonably likely (on the basis of legal advice) to preclude, impede, prejudice or materially delay receipt of the Clearances or satisfaction of the Regulatory Conditions or prevent, impede, prejudice or materially delay completion of the Transaction on or before the Long Stop Date without the prior written consent of Tyman (such consent not to be unreasonably withheld or delayed).

4.	Scheme document

4.1	Subject to Clause 3.9, if the Transaction is implemented by way of a Scheme, Quanex shall (and shall procure that each member of the Wider Quanex Group shall):

(a)	promptly provide to Tyman (and/or its legal advisers) all such information about the Transaction, Quanex, the other members of the Wider Quanex Group, the Quanex Directors, and any other person acting in concert with Quanex as may be reasonably requested and which is required by Tyman and/or its legal advisers, having regard to the Code and other applicable Law, for inclusion in the Scheme Document (including any supplemental circular) or any other document required to be produced by Tyman in connection with the Transaction;

(b)	provide as soon as reasonably practicable to Tyman all such other assistance and access as may be reasonably required for the preparation of the Scheme Document (including any supplementary circular) and any other document required by the Code or other applicable Law to be published in connection with the Scheme, including access to, and procuring that reasonable assistance is provided by, Quanex’s relevant professional advisers; and

(c)	procure that the Quanex Directors (and any other person connected with Quanex and/or the Wider Quanex Group, as required by the Panel) accept responsibility, if and to the extent and in the terms required by the Code, for all the information in the Scheme Document (including any supplementary circular) (including any expressions of opinion), and any other document required by the Code or other applicable Law to be published in connection with the Scheme relating to themselves (and their close relatives, related trusts and persons connected with them, each as defined in the Code), the Wider Quanex Group, the financing of the Transaction, information on Quanex’s future plans for the Tyman Group, its business and its management and employees, any statements of opinion, belief or expectation of the Quanex Directors in relation to the Transaction following the Effective Date and any other information in the Scheme Document for which an offeror and/or any directors of an offeror is, required to accept responsibility under the Code.

4.2	If any supplementary circular is required to be published by Tyman in connection with the Scheme, Quanex shall, as soon as reasonably practicable, provide such cooperation and information (including such information as is necessary or reasonably required for such supplementary circular or document to comply with any applicable Law) as Tyman may reasonably request in order to prepare and publish such document.

4.3	Quanex and Tyman agree to correct any information provided by it for use in the Scheme Document or any other document to be prepared in connection with the Transaction to the extent that such information has become false or misleading as promptly as reasonably practicable after Quanex or Tyman (as applicable) becomes aware that such information has become false or misleading and to notify the other party or parties as promptly as reasonably practicable after that party becomes aware that such information has become false or misleading.

5.	Implementation of the Scheme and conduct of business

5.1	Where the Transaction is being implemented by way of the Scheme:

(a)	save in respect of obligations with respect to obtaining the Clearances, which shall be determined in accordance with Clause 3, Quanex undertakes to co-operate with Tyman and its advisers and to take or cause to be taken all such steps as are permissible by the Code and Law and are within its power that are necessary or reasonably requested by Tyman to implement the Transaction in accordance with, and subject to the terms and conditions set out in, the 2.7 Announcement and the Scheme Document;

(b)	Quanex undertakes that if the Panel requires the consent of Quanex in order to agree to any delay in the publication of the Scheme Document and/or the holding of the Meetings solely for the purpose of ensuring: (i) the posting of the Scheme Document and Quanex Documents take place on the same date or within one Business Day of the same date, or (ii) the Meetings are held on the same date or within one Business Day of the Quanex Stockholders Meeting, Quanex shall promptly provide such consent to either Tyman or the Panel (as Tyman may direct);

(c)	Quanex undertakes that it will not object to the Sanction Hearing being convened as soon as reasonably practicable after the satisfaction or waiver of the Clearances, the NYSE Condition and the Shareholder Approval Conditions, provided that the date of the Sanction Hearing shall be at least five Business Days after such date;

(d)	Quanex undertakes to deliver a notice in writing to Tyman by no later than 11.59 p.m. on the Business Day immediately prior to the date of the Sanction Hearing confirming either:

(i)	the satisfaction or waiver of all Conditions (other than the Scheme Conditions capable of being satisfied only upon or following the sanction of the Scheme by the Court); or

(ii)	its intention to invoke one or more Conditions (if permitted by the Panel) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Quanex reasonably considers entitles it to invoke such Condition or treat it as unsatisfied or incapable of satisfaction and why (if applicable under the Code) Quanex considers such event or circumstance to be sufficiently material for the Panel to permit it to invoke such Condition; and

(e)	where Quanex confirms the satisfaction or waiver of all Conditions (other than the Scheme Conditions capable of being satisfied only upon or following the sanction of the Scheme by the Court) in accordance with Clause 5.1(d)(i):

(i)	Quanex agrees Tyman shall be permitted to take the necessary steps to procure that the Sanction Hearing is duly held as soon as reasonably practicable thereafter (having regard to the proposed timetable agreed between the parties and included in the Scheme Document or in any subsequent agreed announcement regarding the implementation of the Transaction as well as Clause 5.1(c)); and

(ii)	Quanex shall instruct counsel to appear on its behalf at the Sanction Hearing and to undertake to the Court to be bound by the terms of the Scheme insofar as it relates to Quanex.

5.2	If Quanex becomes aware of any fact, matter or circumstance that it reasonably considers would likely (i) significantly change the Scheme timetable or (ii) entitle Quanex to invoke any of the Conditions and the Panel would permit it to so invoke (applying the test set out in Rule 13.5 of the Code to the extent such Rule is relevant), Quanex (subject to any restriction under applicable Law) shall inform Tyman as soon as reasonably practicable, providing reasonable details of such fact, matter or circumstance to the extent known.

5.3	Except: (i) with the prior written consent of Tyman (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by applicable Law or the terms of any contract with a third party by which Quanex is bound and which has been fairly disclosed to Tyman or publicly announced before the date of this Agreement; or (iii) as expressly contemplated by this Agreement or the 2.7 Announcement, Quanex shall not (and shall procure that no member of the Wider Quanex Group shall) before the Effective Date:

(a)	split, combine, consolidate, sub divide, reclassify or cancel any Quanex Shares or any shares of capital stock, voting securities or equity interests of Quanex or any securities convertible into, or rights to acquire, shares of capital stock, voting securities or equity interests of Quanex or which otherwise refer to the value of shares of capital stock of Quanex;

(b)	amend its organisational documents in a manner likely to have a material adverse effect for Tyman Shareholders who are due to receive New Quanex Shares pursuant to the Transaction;

(c)	adopt a plan liquidating Quanex or any material member of the Wider Quanex Group;

(d)	delist the Quanex Shares from the NYSE, other than in the event of a bona fide offer to take Quanex private provided that (i) the Tyman Shareholders who are due to receive New Quanex Shares can participate in such offer on the same terms as other Quanex shareholders; and (ii) the delisting occurs after the Effective Date; or

(e)	agree, resolve, commit or announce its intention to do any of the foregoing (as applicable), whether conditionally or unconditionally.

5.4	The restrictions in Clause 5.3 shall not apply to any transaction or arrangement between one member of the Wider Quanex Group and another member of the Wider Quanex Group.

6.	NEW QUANEX SHARES, PReparation of proxy statement and Quanex stockholder approval

6.1	Quanex shall cause all New Quanex Shares which are issued to Tyman Shareholders pursuant to the Scheme or an Offer (as the case may be) to be issued and credited as fully paid and rank pari passu in all respects with Quanex Shares issued and outstanding at the time the New Quanex Shares are issued pursuant to the Transaction.

6.2	Quanex undertakes to Tyman to:

(a)	as promptly as reasonably practicable after the date of this Agreement, prepare and cause to be filed with the SEC a preliminary Proxy Statement;

(b)	provide Tyman and its legal counsel with reasonable opportunity to review and comment on: (i) drafts of the Proxy Statement and any other document to be sent by Quanex to the Quanex Stockholders in connection with the Quanex Stockholder Approval (the “Quanex Documents”) before filing any such draft with the SEC or transmitting it to the Quanex Stockholders, as applicable; provided the parties agree and understand that solicitation material under Rule 14a-12 of the US Exchange Act must be filed on the day of first use and this subsection (b)(i) shall not act to prohibit Quanex from filing Quanex Documents on the date required by applicable Law and (ii) any response to comments received from the SEC. Quanex shall in good faith consider all comments reasonably and promptly proposed by Tyman or its legal counsel in relation to the Quanex Documents;

(c)	as promptly as practicable, notify Tyman and provide copies of any material communications sent to or received from the SEC in relation to the Proxy Statement;

(d)	as soon as reasonably practicable, respond to any comments received from the SEC concerning the Proxy Statement and use its best endeavours to resolve such comments with the SEC as promptly as reasonably practicable;

(e)	use all reasonable endeavours to obtain the Proxy Approval as soon as reasonably practicable after the date of this Agreement;

(f)	transmit the Proxy Statement to Quanex Stockholders and establish a record date for, call and give notice of the Quanex Stockholders Meeting as promptly as reasonably practicable after receipt of the Proxy Approval;

(g)	in accordance with Law, Quanex’s certificate of incorporation, bylaws and the rules of the NYSE, convene and hold the Quanex Stockholders Meeting as promptly as reasonably practicable and, to the extent reasonably practicable, on the same day as the General Meeting and Court Meeting; provided, however, that Quanex may, without the prior written consent of Tyman, adjourn or postpone the Quanex Stockholders Meeting:

(i)	if as of the time for which the Quanex Stockholders Meeting is originally scheduled (as set forth in the definitive Proxy Statement) there are insufficient Quanex Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Quanex Stockholders Meeting;

(ii)	after consultation with Tyman, if the failure to adjourn or postpone the Quanex Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Proxy Statement;

(iii)	after consultation with Tyman, not more than twice, each time not to exceed 10 Business Days, to solicit additional proxies if necessary to obtain the Quanex Stockholder Approval; or

(iv)	if necessary, due to an adjournment of the General Meeting and Court Meeting to ensure that the Quanex Stockholders Meeting is held on the same day as the General Meeting and Court Meeting,

it being acknowledged and agreed that Quanex shall not be able to invoke the applicable Shareholder Approval Condition at Condition 3 where the applicable meetings have not been held by the applicable long stop date set out in the Scheme Document solely as a result of the Quanex Stockholders Meeting not yet having been held;

(h)	use all reasonable endeavours to obtain the Quanex Stockholder Approval, including using all reasonable endeavours to solicit from Quanex Stockholders proxies in favour of the Quanex Stockholder Approval;

(i)	use all reasonable endeavours to cause all New Quanex Shares to be issued to Tyman Shareholders pursuant to the Scheme or Offer (as the case may be) to be approved for listing on the NYSE, including filing a supplemental listing application with the NYSE in respect of the New Quanex Shares and (at its own expense) paying the fees associated therewith, subject only to official notice of issuance, prior to the Effective Date; and

(j)	for so long as the Transaction is being implemented by way of the Scheme, use all reasonable endeavours to cause all New Quanex Shares issued to Tyman Shareholders upon the Scheme becoming effective to be issued in reliance on an exemption from the registration requirements of the US Securities Act.

6.3	In accordance with Law, Tyman undertakes to (and undertakes to procure that each member of the Tyman Group will):

(a)	promptly provide to Quanex (and/or its legal advisers), for the purposes of inclusion in the Proxy Statement or any other document required to be produced by Quanex in connection with the Transaction (including any amendment or supplement thereto), all such information about the Transaction, Tyman, the Tyman Directors and the other members of the Tyman Group as may be reasonably requested by Quanex (upon reasonable notice by Quanex and/or its legal advisers) in connection with the preparation of the relevant document or documents;

(b)	promptly provide Quanex with all such other assistance and access as may be reasonably requested by Quanex (upon reasonable notice by Quanex and/or its legal advisers) in connection with the preparation of the Proxy Statement or any other document required by the US Securities Act, the US Exchange Act, or other Law to be produced by Quanex in connection with the Transaction (including any amendment or supplement thereto), including access to, and ensuring the provision of reasonable assistance by, Tyman’ relevant professional advisers; and

(c)	co-operate with, and provide reasonable assistance to, Quanex in relation to the preparation of the Proxy Statement and the resolution of comments received from the SEC in respect of it.

6.4	If any amendment or supplement is required by Law to be published by Quanex in connection with the Proxy Statement, Tyman shall, as soon as reasonably practicable, provide such co-operation and information (including such information as is necessary or reasonably required for such supplement or document to comply with any Law) as Quanex may reasonably request in order to prepare and publish such document.

6.5	Tyman and Quanex each agree:

(a)	to correct any information provided by them for use in the Proxy Statement or any other document to be prepared in connection with the Transaction to the extent that such information has become false or misleading as promptly as reasonably practicable after that party becomes aware that such information has become false or misleading;

(b)	that Tyman shall co-operate with Quanex in order for Quanex to understand and assess the basis of preparation of financial information provided by Tyman for use in the Proxy Statement; and

(c)	that Quanex shall have the right to exclude any information provided by Tyman from the Proxy Statement that it reasonably believes could be false, misleading or is otherwise unsatisfactory to Quanex.

7.	Tyman share plans and employee matters

The parties agree that the provisions of Schedule 1 with respect to certain employee-related matters shall be implemented in accordance with that Schedule.

8.	Switching to an Offer

8.1	The parties currently intend that the Transaction will be implemented by way of the Scheme. However, Quanex shall be entitled, with the consent of the Panel, to implement the Transaction by way of an Offer rather than the Scheme (such election being a “Switch”) if:

(a)	Tyman provides its prior written consent (an “Agreed Switch”), in which case Clause 8.2 applies;

(b)	a third party announces a firm intention to make a Competing Proposal which is recommended in whole or in part by the Tyman Board;

(c)	a third party announces that it is considering making a Competing Proposal, or either Tyman or Quanex notifies the other that it is aware of the existence of a bona fide potential offeror (within the meaning of Rule 21.3 of the Code) for all or part of the issued and to be issued ordinary share capital of Tyman, provided that Quanex consults with Tyman prior to making the Switch in such circumstances;

(d)	subject to the provisions of Clause 8.3, an Adverse Recommendation Change occurs; or

(e)	Tyman adjourns or postpones one or more of the Meetings or the Sanction Hearing beyond the date set out in, respectively, Clauses 11.1(e)(ii)(A) and 11.1(e)(ii)(B) other than:

(i)	where Quanex has given its consent in accordance with Clause 5.1(b); or

(ii)	the adjournment or postponement is caused by logistical or practical reasons beyond Tyman’s reasonable control (provided that Tyman has used reasonable endeavours to mitigate any such reasons).

8.2	In the event of an Agreed Switch, unless otherwise agreed in writing between Quanex and Tyman or required by the Panel:

(a)	Quanex shall prepare and dispatch as soon as reasonably practicable the Offer Document and the form of acceptance to be used by the Tyman Shareholders in connection with the Offer;

(b)	Quanex shall consult with Tyman in relation to the Offer Document and form of acceptance each to be used by the Tyman Shareholders in relation to the Offer, including timing of publication, and shall allow Tyman a reasonable opportunity to consider the draft Offer Document and form of acceptance for review and comment, and shall consider in good faith comments proposed by Tyman;

(c)	Quanex shall seek Tyman’s approval of the contents of the information on Tyman contained in the Offer Document before it is published, and to afford Tyman reasonable time to consider such document in order to give its approval of information for which Tyman or the Tyman Board is taking responsibility (such approval not to be unreasonably withheld or delayed);

(d)	Quanex shall consult with Tyman in a timely manner as to the form and content and timing of publication of any announcements relating to the Agreed Switch and its implementation and any proposed changes to the timetable in relation to the implementation of the Agreed Switch;

(e)	Quanex shall not take any action which would cause the Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the Acceptance Condition prior to the sixtieth (60th) day after publication of the Offer Document (or such later date if the final deadline for acceptances is extended by the Panel in accordance with Rule 31.3 of the Code and the Notes on Rule 31.3 of the Code) and Quanex shall ensure that the Offer remains open for acceptances until such time;

(f)	if any Regulatory Condition has not been satisfied (or waived (if capable of waiver)) by 5.00 p.m. on the second day prior to Day 39 (as defined in the Code), Quanex shall consult Tyman as to whether it should seek the consent of the Panel to a timetable suspension pursuant to Rule 31.4(a) of the Code, and if agreed between the parties shall request the Panel to suspend the offer timetable to a date agreed with Tyman and the Panel which, in the reasonable opinion of Tyman, allows sufficient time for the satisfaction of the relevant Regulatory Condition;

(g)	Quanex shall ensure that, subject to the terms of this Agreement, the only conditions of the Offer shall be the Conditions (subject to replacing the Scheme Conditions with an Acceptance Condition which complies with the requirements of the Code and any other modifications or amendments to such terms and conditions as may be agreed between the parties in writing, required by the Panel or which are necessary as a result of the Agreed Switch, including, for the avoidance of doubt, any necessary regulatory condition(s) relating to the issue of New Quanex Shares) and that the Offer is made on terms that are no less favourable to Tyman Shareholders than those set out in the 2.7 Announcement;

(h)	Quanex shall set the Acceptance Condition at not less than 90% of the issued ordinary share capital of Tyman to which the Offer relates, or such other percentage as may be decided by Quanex after (to the extent necessary) consultation with the Panel, being in any case more than 75% of the issued ordinary share capital of Tyman to which the Offer relates (or such lesser percentage as Tyman may agree to in writing); and

(i)	Quanex shall keep Tyman informed, on a confidential basis and on the next Business Day following receipt of a written request from Tyman, of the number of Tyman Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their withdrawal or acceptance forms and the identity of such shareholders and the number of Tyman Shares to which such forms relate.

8.3	In the event of a Switch which is not an Agreed Switch, and save with the prior approval of Tyman and with the consent of the Panel, Quanex shall set the Acceptance Condition at not less than:

(a)	where the Switch occurs for the reasons set out in Clauses 8.1(c) to 8.1(e), 75%; or

(b)	where the Switch occurs for the reason set out in Clause 8.1(b), 50% plus one Tyman Share,

in each case, of the issued ordinary share capital of Tyman to which the Offer relates.

8.4	The parties agree that in the case of any Agreed Switch:

(a)	all provisions of this Agreement shall continue to apply save as set out in Clause 8.2; and

(b)	all provisions of this Agreement relating to the Scheme and the Scheme Document and its implementation shall apply to the Offer, the Offer Document and its implementation mutatis mutandis, save as set out in this Clause 8.

8.5	Quanex represents that it is not, at the date of this Agreement, required to make a mandatory offer for Tyman under Rule 9 of the Code.

9.	Directors and officers insurance

9.1	If and to the extent permitted by applicable Law, for six years after the Effective Date, Quanex shall procure that the members of the Tyman Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance reasonable expenses, in each case to the extent provided in the respective governing documents and indemnification or similar agreements to which Tyman is a party or bound and with respect to matters existing or occurring at or prior to the Effective Date.

9.2	Quanex acknowledges that Tyman may purchase directors’ and officers’ liability insurance cover for both current and former directors and officers of each member of the Tyman Group, including directors and officers who retire or whose employment is terminated as a result of the Transaction, for acts and omissions up to and including the Effective Date, in the form of run-off cover for a period of six years following the Effective Date, provided that such insurance cover will be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Tyman Group’s directors’ and officers’ liability insurance as at the date of this Agreement (“Run-Off Cover”).

9.3	To the extent that Tyman (or a member of the Tyman Group) has not purchased directors’ and officers’ liability insurance cover pursuant to Clause 9.2 on or before the Effective Date, Quanex shall procure that Tyman (or a member of the Tyman Group) purchases such insurance (if available on reasonable commercial terms) or otherwise makes such insurance available as soon as practicable following the Effective Date.

9.4	Quanex shall provide all reasonable assistance to the current directors and officers of any member of the Tyman Group to the extent they need to make a claim against the existing directors’ and officers’ insurance policy (including an associated run off cover), in each case with respect to matters existing or occurring at or prior to the Effective Date.

9.5	Each of the directors and officers of the Tyman Group to which this Clause 9 applies shall have the right to enforce his or her rights against Quanex under this Clause 9 under the Contracts (Rights of Third Parties) Act 1999.

10.	THE Code and relevant law

10.1	Nothing in this Agreement shall in any way limit the parties’ obligations or those of their respective directors under the Code and any other applicable Law, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over the terms of this Agreement.

10.2	The parties agree that, if the Panel determines that any provision of this Agreement that requires Tyman or the Tyman Board to take or not take action, whether as a direct obligation or as a condition to any other person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded and neither Tyman nor any member of the Tyman Board shall have any obligation to take or not take any such action.

10.3	Nothing in this Agreement shall oblige Tyman or the Tyman Board to recommend an Offer or a Scheme proposed by Quanex, any member of the Wider Quanex Group or any other person acting in concert with Quanex.

10.4	Without prejudice to the warranties and undertakings given by the parties pursuant to Clause 12, nothing in this Agreement shall be taken to restrict the directors of any member of the Wider Quanex Group or the Tyman Group from complying with Law, orders of court or regulations, including the Code, the Listing Rules and the rules and regulations of the Panel and the Financial Conduct Authority.

11.	Termination

11.1	This Agreement shall terminate with immediate effect and, subject to Clauses 11.2 and 11.3, all rights and obligations of the parties under this Agreement shall cease immediately as follows:

(a)	if agreed in writing between the parties at any time;

(b)	if the 2.7 Announcement is not released via a Regulatory Information Service at or before 6.30 p.m. on the date of this Agreement (unless, prior to that time, the parties have agreed another later time and date in accordance with Clause 2.1, in which case that later time and date shall apply for the purposes of this Clause 11.1(b));

(c)	upon service of written notice by Quanex to Tyman or Tyman to Quanex prior to the Long Stop Date stating that either any Condition which:

(A)	has not been waived is (or has become) incapable of satisfaction by the Long Stop Date and, notwithstanding that Quanex has the right to waive such Condition, Quanex will not do so; or

(B)	is incapable of waiver is incapable of satisfaction by the Long Stop Date,

in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) is permitted by the Panel (if applicable);

(d)	if a Condition has been invoked by Quanex (where the invocation of the relevant Condition has been permitted by the Panel, if applicable) and the Scheme has been withdrawn (otherwise than as a result of a Switch) or, following a Switch, the Offer lapses;

(e)	upon service of written notice by Quanex to Tyman, if one or more of the following occurs:

(i)	an Adverse Recommendation Change occurs;

(ii)	if the Transaction is being implemented by way of a Scheme and:

(A)	the Court Meeting and the General Meeting are not held on or before the 22nd day after the expected date of the Court Meeting and the General Meeting (as applicable) to be set out in the Scheme Document (or subsequent announcement of the Transaction timetable) (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval(s) are required)); or

(B)	the Sanction Hearing is not held on or before the later of (A) the 22nd day after the expected day of the Sanction Hearing as set out in the Scheme Document (or subsequent announcement of the Transaction timetable); and (B) thirty days after all the Conditions have been satisfied or waived (or such later date as may be agreed in writing between the parties with the consent of the Panel and the approval of the Court (if such approval(s) are required));

(iii)	if a Competing Proposal: (i) is recommended in whole or in part by the Tyman Board; or (ii) completes, becomes effective or becomes unconditional in all respects;

(f)	if the Transaction is, with the consent of the Panel, withdrawn or lapses in accordance with its terms prior to the Long Stop Date (other than where (i) such lapse or withdrawal is as a result of the exercise of Quanex’s right to effect a Switch or (ii) it is otherwise to be followed within five Business Days by an announcement under Rule 2.7 of the Code made by Quanex or a person acting in concert with it to implement the Transaction by a different offer or scheme on substantially the same or improved terms and which is (or is intended to be) recommended by the Tyman Directors); or

(g)	unless otherwise agreed by the parties in writing or required by the Panel, if the Effective Date has not occurred by the Long Stop Date.

11.2	Termination of this Agreement shall be without prejudice to the rights of any party which have or may have arisen at or prior to termination, including any claim in respect of a breach of this Agreement.

11.3	This Clause 11 and Clauses 1, 8, 10, 12, 14 to 23 (inclusive), 26 and 27 shall survive termination of this Agreement.

12.	Warranties AND UNDERTAKINGS

12.1	Quanex warrants to Tyman, and Tyman warrants to Quanex, on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement in accordance with its terms;

(b)	this Agreement constitutes its legal, valid and binding obligations in accordance with its terms;

(c)	the execution and delivery of, and performance of its obligations under, this Agreement shall not:

(i)	result in a breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument (which is material in the context of the Transaction) to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

12.2	No party shall have any claim against any other party pursuant to Clause 12.1 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

12.3	Quanex acknowledges and agrees that any information and/or assistance provided by any of Tyman’s directors, officers, employees or advisers (each a “Tyman Representative”) to it and/or any member of the Wider Quanex Group or any of their respective directors, officers, employees or advisers, whether before, on or after the date of this Agreement: (i) pursuant to the obligations of Tyman under or otherwise in connection with this Agreement; or (ii) in connection with the Transaction, shall in each case be (and have been) given on the basis that the relevant Tyman Representative shall not incur any liability, whether in contract, tort (including negligence) or otherwise, in respect of any loss or damage that any of Quanex and/or any member of the Wider Quanex Group or any of their respective directors, officers, employees or advisers may suffer as a result of the provision of any such information and/or assistance, save in each case for loss or damage to the extent resulting from the fraud or fraudulent misrepresentation of the relevant Tyman Representative.

13.	Announcements

Save following a Switch (which is not an Agreed Switch), Quanex will, if reasonably practicable and permitted by Law and the Code, consult in good faith with Tyman as to the content and timing of any announcement or statement it intends to make to the market in connection with the Transaction (other than any communication which does not contain any information which is not already in the public domain), giving Tyman a reasonable opportunity to provide comments on the form and content of such announcement.

14.	Notices

14.1	A notice under or in connection with this Agreement (a “Notice”) shall be:

(a)	in writing;

(b)	in the English language; and

(c)	delivered personally or sent by first class post pre-paid recorded delivery (and air mail if overseas) or by email to the party due to receive the Notice at the address specified in Clause 14.2 (or to another address specified by that party by not less than seven days’ written notice to the other party).

14.2	The address referred to in Clause 14.1(c) is:

(a)	in the case of Quanex:

Address:	945 Bunker Hill Rd., Suite 900, Houston, TX 77024, United States of America

Email:	[***]

Marked for the attention of: [***]

With a copy (which shall not constitute notice) to:

Address:	945 Bunker Hill Rd., Suite 900, Houston, TX 77024, United States of America

Email:	[***]

Marked for the attention of: [***]

With a further copy (which shall not constitute notice) to:

Address:	Travers Smith LLP, 10 Snow Hill, London EC1A 2AL

Email:	[***]

Marked for the attention of: [***]

(b)	in the case of Tyman:

Address:	29 Queen Anne’s Gate, London, SW1H 9BU, United Kingdom

Email:	[***]

Marked for the attention of: [***]

With a copy (which shall not constitute notice) to:

Address:	Latham & Watkins LLP, 99 Bishopsgate, London, EC2M 3XF

Email:	[***]

Marked for the attention of: [***]

and in the case of any Notice given to the address specified above, a copy (which shall not constitute Notice) shall be provided by email to the email address specified above.

14.3	A party may change its notice details on giving notice to the other party of the change in accordance with Clauses 14.1, 14.2 and 14.4.

14.4	Unless there is evidence that it was received earlier, a Notice is deemed given:

(a)	if delivered personally, when left at the address referred to in Clause 14.2;

(b)	if sent by post, except air mail, two Business Days after posting it;

(c)	if sent by air mail, six Business Days after posting it; or

(d)	if sent by email, when sent provided that receipt shall not occur if the sender receives an automated message indicating that the message has not been delivered to the recipient.

Any Notice sent outside of the hours of 9.00a.m. to 5.30p.m. shall be deemed to be given at the start of the next Business Day.

14.5	Each party shall, where it sends a Notice by email to the other party, within two Business Days send a hard copy of the relevant Notice via hand delivery or first class post to the physical address of the other party.

15.	Remedies and waivers

15.1	No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

(a)	affect that right, power or remedy; or

(b)	operate as a waiver of it.

15.2	The single or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

15.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by Law.

15.4	Without prejudice to any other rights and remedies which a party may have, each party acknowledges and agrees that damages alone may not be an adequate remedy for any breach by a party of the provisions of this Agreement and the other party shall be entitled to seek the remedies of injunction, specific performance and other equitable remedies, for any threatened or actual breach of any such provision of this Agreement by a party hereto and no proof of special damages shall be necessary for the enforcement by a party of the rights under this Agreement.

16.	Variation

No variation of this Agreement shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the parties.

17.	Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, that shall not affect or impair:

(a)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b)	the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement,

and, if such provision would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

18.	Entire agreement

18.1	Save for the Confidentiality Agreement and the Clean Team Agreements (each of which remain in force) and any other agreements the parties agree in writing are deemed to be included in this Clause 18, this Agreement constitutes the whole and only agreement between the parties relating to the Transaction and supersedes any previous agreement whether written or oral between the parties in relation to the Transaction.

18.2	Each party acknowledges that it is entering into this Agreement in reliance upon only this Agreement and that it is not relying upon any pre-contractual statement that is not set out in this Agreement, the Confidentiality Agreement or the Clean Team Agreements.

18.3	No party shall have any right of action (including those in tort or arising under statute) against the other party arising out of or in connection with any express or implied pre-contractual statement except to the extent that it is repeated in this Agreement.

18.4	For the purposes of this Clause 18, “pre-contractual statement” means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement made or given by any person at any time before the date of this Agreement.

18.5	Nothing in this Agreement shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

19.	Language

Each Notice or other communication under or in connection with this Agreement shall be in English.

20.	Third party rights

20.1	Clause 9 is intended to confer benefits on and be enforceable by the third parties referred to therein (“Relevant Third Parties”).

20.2	Subject to Clause 20.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of term of, or enjoy any benefit under, this Agreement.

20.3	The parties may terminate, rescind, vary, amend or waive any provision of this Agreement without the consent of the Relevant Third Parties, except that any variation, amendment or waiver of Clause 9 shall require the consent of any affected Relevant Third Party.

21.	No partnership

No provision of this Agreement creates a partnership between any of the parties or makes a party the agent of another party for any purpose. A party has no authority or power to bind, to contract in the name of, or to create a liability for another party in any way or for any purpose.

22.	Assignment

Except as otherwise expressly provided in this Agreement and provided that (i) Quanex shall be entitled to assign the benefit of this Agreement to another member of the Wider Quanex Group and (ii) Tyman shall be entitled to assign the benefit of this Agreement to another member of the Tyman Group, no party shall be entitled to assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement (or any part of it) or sub-contract in any manner whatsoever its performance under this Agreement without the prior written consent of the other party.

23.	Costs

Save as expressly provided otherwise, each party shall pay its own Costs in relation to the negotiation, preparation, execution and carrying into effect of this Agreement and any matter contemplated by it.

24.	Further assurance

Each party shall (and shall procure that members of the Wider Quanex Group and the Tyman Group (as applicable) shall), at its own cost, use reasonable endeavours (except where best endeavours are expressly stated in this Agreement) to, or procure that any relevant third party shall, do and/or execute and/or perform all such further deeds, documents, assurances, acts and things as may reasonably be required to give full effect to this Agreement.

25.	Process agent

25.1	Quanex agrees that it shall at all times maintain an agent for service of process and any other documents and proceedings in England. Quanex confirms that London Law Agency Limited of Collingham House, 6-12 Gladstone Road, Wimbledon, London SW19 1QT has been appointed as its agent to receive and acknowledge on its behalf service of any claim form, application notice, order, judgement or other notice of legal process in England.

25.2	Quanex will be entitled to appoint an agent for service in England in the place of London Law Agency Limited by written notice to Tyman, whereupon London Law Agency Limited will cease to be the agent for service for Quanex, and any claim form, judgment or other notice of legal process will be sufficiently served on Quanex if delivered to such replacement agent at its address for the time being (but shall no longer be effective if served upon London Law Agency Limited after the appointment, and notification to Tyman of the appointment, of such new agent for service).

26.	Counterparts

26.1	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

26.2	Delivery of an executed counterpart signature page of this Agreement by email (pdf) or facsimile shall be as effective as delivery of a manually executed counterpart of this Agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page on the final text of this Agreement, such counterpart signature page shall take effect with such final text as a complete authorised counterpart.

27.	Governing law and jurisdiction

27.1	This Agreement is to be governed by and construed in accordance with English law. Any matter, claim or dispute arising out of or in connection with this Agreement, whether contractual or non-contractual, is to be governed by and determined in accordance with English law.

27.2	The English courts shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, termination or the legal relationships established by, this Agreement and (ii) any non-contractual obligations arising out of or in connection with this Agreement and each party irrevocably submits to the exclusive jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction. Each party also irrevocably waives any objection to the recognition or enforcement in the courts of any other country of a judgment delivered by an English court exercising jurisdiction pursuant to this Clause 27.2.

Schedule 1

Tyman share plans and employee matters

Subject to applicable legal and regulatory requirements and the Transaction becoming effective in all respects, each party will co-operate with the other party in order to facilitate the implementation of the arrangements set out in this Schedule 1.

In the event that the Transaction is effected as an Offer, references to the date of the Court Sanction Date and the Effective Date will be read as if they referred to the date on which the Offer becomes or is declared unconditional in all respects, and, subject always to Rules 21.1 and 21.2 of the Code, the parties shall work together in good faith to agree any modifications to the Proposals as may be necessary or desirable.

In this Schedule 1, each of the following words and expressions shall have the following meanings:

“Awards” has the meaning given to it in paragraph 1.3(c) of Part 1 of this Schedule 1;

“Court Sanction Date” means the date on which the Court sanctions the Scheme under section 899 of the Companies Act;

“DSBP” means the Tyman Deferred Share Bonus Plan 2020;

“EBT” means the Tyman Employee Benefit Trust;

“International Sharesave Plan” means the Tyman International Sharesave Plan;

“LTIP” means the Tyman Long Term Incentive Plan 2020 (as amended);

“Main Offer” has the meaning given to it in the 2.7 Announcement;

“Proposals” has the meaning given to it in paragraph 1.3(c) of Part 1 of this Schedule 1;

“Qualifying Termination” has the meaning given to it in paragraph 5.1 of Part 2 of this Schedule 1;

“Quanex Group” has the meaning given to it in the 2.7 Announcement;

“Quanex Omnibus Incentive Plan” means the Quanex Omnibus Incentive Plan;

“Quanex Share” means a share of Quanex common stock with a par value of USD 0.01 per share;

“Retention Awards” has the meaning given to it in paragraph 4.1 of Part 2 of this Schedule 1;

“Retention Bonus Pot” has the meaning given to it in paragraph 4.1 of Part 2 of this Schedule 1;

“SAYE Plan” means the Tyman Sharesave Plan;

“Tyman Directors’ Remuneration Policy” means the directors’ remuneration policy approved by Tyman shareholders from time to time;

“Tyman Employees” means the employees of Tyman and the employees of members of the Tyman Group from time to time, each a “Tyman Employee”;

“Tyman Remuneration Committee” means the remuneration committee of the board of directors of Tyman;

“Tyman Share Plans” means each of the DSBP, International Sharesave Plan, LTIP, SAYE Plan and U.S. Sharesave Plan; and

“U.S. Sharesave Plan” means the Tyman U.S. Sharesave Plan.

PART 1

TYMAN SHARE PLANS

1.	General

1.1	As at 31 March 2024, the following options and awards were outstanding under the Tyman Share Plans:

Table 1

(A) Tyman Share Plans	(B) Awards	(C) Vesting Percentage	(D) Number of Tyman Shares subject to outstanding awards / options
LTIP	2020 fully vested unexercised awards (the “2020 Awards”)	100%	266
	2021 performance share awards (the “2021 Performance Share Awards”)	21.40%	279,971
		100%	7,747
	2022 performance share awards (the “2022 Performance Share Awards”)	Not more than 50%	571,825
	2023 performance share awards (the “2023 Performance Share Awards”)	Not more than 91%	637,355
	2021 restricted share awards (the “2021 Restricted Share Awards”)	100%	37,404
	2022 restricted share awards (the “2022 Restricted Share Awards”)	100%	256,012
	2023 and 2024 restricted share awards (the “2023-2024 Restricted Share Awards”)	100%	518,613
DSBP	Outstanding Awards	100%	260,945
SAYE Plan	Options	Not applicable	302,894
International Sharesave Plan	Options	Not applicable	71,583
U.S. Sharesave Plan	Options	Not applicable	19,779

(the 2021 Performance Share Awards, the 2022 Performance Share Awards and the 2023 Performance Share Awards being the “Performance Share Awards”).

Quanex acknowledges and agrees that, as soon possible following the 2.7 Announcement, Tyman may grant awards under the LTIP and DSBP over a maximum of 1,628,315 Tyman Shares for the 2024 financial year in accordance with the table below and Tyman acknowledges and agrees that any such Awards will be in accordance with: (i) its historical and usual practice including in terms of recipients, quantum and performance conditions; (ii) where applicable, the Tyman Directors’ Remuneration Policy; and (iii) its ordinary course of business for the purposes of Rule 21.1 of the Code:

Table 2

(A) Tyman Share Plans	(B) Awards	(C) Vesting Percentage	(D) Maximum number of Tyman Shares subject to outstanding awards / options
LTIP	2024 performance share awards (the “2024 Performance Share Awards”)	Not applicable	963,286
	2024 restricted share awards (the “2024 Restricted Share Awards”)	Not applicable	522,751
DSBP	2023 DSBP Awards	100%	142,278
Totals			1,628,315

(the 2024 Performance Share Awards and the 2024 Restricted Share Awards in Table 2 above being the “2024 LTIP Awards”, and all of the Awards in Table 2 above being collectively the “2024 Awards”).

1.2	Quanex acknowledges and agrees that, prior to the Effective Date, the directors of Tyman (and, where appropriate, the Tyman Remuneration Committee) may operate the Tyman Share Plans in accordance with the rules of the relevant Tyman Share Plan and Tyman’s normal practice and, where applicable, the Tyman Directors’ Remuneration Policy. For the avoidance of doubt, operate includes (without limitation): granting awards (provided that the number of Tyman Shares subject to the 2024 Awards shall not exceed the total number specified in Table 2 above and the 2024 Awards shall otherwise be granted in accordance with this Schedule 1), determining the extent to which awards vest, satisfying the vesting of awards and the exercise of options (including where such satisfaction involves the issuance of shares, transferring Tyman shares from the EBT or from treasury or cash-settling awards, subject in all cases to paragraph 5 of Part 1 of this Schedule 1) and determining the treatment of awards held by leavers.

1.3	Tyman and Quanex acknowledge that:

(a)	the Scheme Record Time (as defined in the 2.7 Announcement) shall take place after the Court Sanction Date, to allow those participants in Tyman Share Plans who acquire Tyman Shares on or before the Court Sanction Date to have those Tyman Shares acquired by Quanex and dealt with through the Scheme;

(b)	Tyman may amend the rules of the Tyman Share Plans if the Tyman Board (or the relevant committee) are of the opinion that such amendments are necessary or desirable to implement the Scheme or the treatment set out in this Agreement, comply with any local law requirement, to facilitate the administration of the Tyman Share Plans or to obtain or maintain favourable tax treatment for participants or for any member of the Tyman Group subject, in each case, to Rule 21.1 of the Code, the Tyman Directors’ Remuneration Policy and the consent of the Panel where applicable;

(c)	Quanex and Tyman intend to jointly write to participants in the Tyman Share Plans on, or as soon as practicable after, the posting of the Scheme Document to inform them of the impact of the Scheme on their outstanding options and awards under the Tyman Share Plans (“Awards”), the extent to which their Awards will vest and, where relevant, become exercisable as a result of the Scheme and any actions they may need to take in connection with their Awards as a result of the Scheme, where and as required under Rule 15 of the Code (the “Proposals”);

(d)	Tyman Shareholder approval will be sought for an amendment to the articles of association of Tyman so that any Tyman Shares issued or transferred on or after the Scheme Record Time will be automatically transferred to, or to the order of, Quanex in exchange for the provision by Quanex of the same consideration payable per Tyman Share under the Scheme (or such other consideration as may be agreed between Tyman and Quanex and disclosed in the Scheme Document); and

(e)	any bonus, vesting or exercise of awards/options or other payments described in this Schedule 1 will be subject to the usual deductions for applicable taxes and National Insurance contributions (or equivalent in other jurisdictions), where such taxes or contributions are required to be withheld.

1.4	Quanex acknowledges and agrees that if, for any reason, Tyman Shares cannot be issued or transferred when options are exercised or awards vest under any of the Tyman Share Plans (or if the Tyman Remuneration Committee considers that it is disproportionately inconvenient or costly to do so), such Awards may be settled by Tyman in cash.

1.5	Quanex acknowledges that Tyman and/or its advisers may make any submission to the Panel which it deems necessary to implement the arrangements referred to in this Schedule 1, having consulted with Quanex before making such submission, and Quanex agrees to co-operate as soon as possible and in good faith in the making of any such submission.

2.	LTIP

2.1	Quanex acknowledges that the 2020 Awards, 2021 Performance Share Awards and the 2021 Restricted Share Awards granted under the LTIP have already vested as at the date of this Agreement and the Tyman Remuneration Committee has determined that such Awards vested at the percentages set out opposite those Awards in column (C) of Table 1 above.

2.2	Quanex acknowledges that all other Awards granted under the LTIP that have not already vested will vest on the Court Sanction Date to the extent determined by the Tyman Remuneration Committee as set out in this Schedule 1. Vested options granted under the LTIP will be exercisable until the earlier of one month after the Court Sanction Date and the expiry of the normal exercise period.

2.3	Subject to paragraph 2.4 of Part 1 of this Schedule 1, the extent of vesting of any unvested Performance Share Awards shall be determined by the Tyman Remuneration Committee in accordance with the rules of the LTIP, subject to its discretions under the rules of the LTIP to: (i) assess the achievement of performance conditions; and (ii) disapply time pro-rating.

2.4	Tyman and Quanex acknowledge and agree that:

(a)	2022 Performance Share Awards – the Tyman Remuneration Committee shall determine the extent to which all 2022 Performance Share Awards will vest on performance grounds, provided that such vesting on performance grounds will not exceed the percentage set out opposite the 2022 Performance Share Awards in Column (C) of Table 1 above, and it is agreed that such Awards shall vest with no application of time prorating;

(b)	2023 Performance Share Awards – the Tyman Remuneration Committee shall determine the extent to which all 2023 Performance Share Awards will vest on performance grounds, provided that such vesting on performance grounds will not exceed the percentage set out opposite those Awards in Column (C) of Table 1 above, and it is agreed that such Awards will vest with no application of time prorating; and

(c)	2022 Restricted Share Awards and 2023-2024 Restricted Share Awards – the Tyman Remuneration Committee will disapply time pro-rating to the 2022 Restricted Share Awards and the 2023-2024 Restricted Share Awards and such Awards will therefore vest at the percentage set out opposite such Awards in column (C) of Table 1 above.

2.5	Tyman and Quanex acknowledge and agree that the 2024 LTIP Awards shall be granted subject to additional terms that: (i) notwithstanding rules 12.1 and 12.2 of the LTIP rules, the 2024 LTIP Awards will not vest early on the Court Sanction Date; and (ii) the 2024 LTIP Awards will automatically lapse on the Effective Date if the Effective Date occurs prior to the Normal Vesting Date (as defined in the LTIP rules) of such 2024 LTIP Awards.

2.6	On the lapsing of the 2024 LTIP Awards due to the additional terms set out in paragraph 2.5 of Part 1 of this Schedule 1 and the occurrence of the Effective Date, Quanex agrees that, as soon as reasonably practicable after the Effective Date, Quanex will grant to all individuals who:

(a)	are Tyman Employees immediately prior to the Effective Date and who have not given or received notice of termination of employment prior to that time; and

(b)	held outstanding 2024 LTIP Awards immediately prior to the Effective Date,

(each a “Replacement Award Participant”) an award under the Quanex Omnibus Incentive Plan (the “Replacement Awards”) granted on the following terms:

(i)	save as set out in this Schedule 1, the terms of the Replacement Awards will be the same as set out in the rules of the Quanex Omnibus Incentive Plan;

(ii)	the Replacement Awards will not be granted subject to performance conditions;

(iii)	the Replacement Awards will be subject to the leaver provisions set out in the Quanex Omnibus Incentive Plan (as amended under paragraph 5.1 of this Part 2 below) and the vesting date of each Replacement Awards will replicate the vesting date of its corresponding 2024 LTIP Award (unless accelerated under the applicable leaver provisions);

(iv)	the number of Quanex Shares subject to each Replacement Award (rounded down to the nearest whole share) shall be calculated as follows:

where:

A is the number of Tyman Shares subject to the 2024 Award on the date of grant;

B is the value of the consideration that the individual would have received for the Tyman Shares that are subject to that 2024 Award under the Main Offer, being 240 pence in cash and 0.05715 of a New Quanex Share, save that for this purpose the value of the Quanex Shares shall be £28.00 per Quanex Share (being the closing price for a Quanex Share on 19 April 2024, the last business day prior to the 2.7 Announcement, converted into pounds sterling using the exchange rate on Bloomberg at the time that trading closed on the New York Stock Exchange on 19 April 2024, the last business day prior to the 2.7 Announcement); and

C is £29.10 (being the average closing price of a Quanex Share on the ten trading days immediately before (and including) 19 April 2024, being the last business day prior to the 2.7 Announcement, and converted into pounds sterling using the exchange rate at the time that trading closed on the New York Stock Exchange on 19 April 2024, being the last business day prior to the 2.7 Announcement).

2.7	Quanex acknowledges that:

(a)	any dividend equivalents which have accrued to under the LTIP have been included in the Tyman Share numbers in Table 1;

(b)	to the extent any Awards under the LTIP become eligible to receive dividend equivalents in respect of dividends due for payment after the date of this Agreement such dividend equivalents will be paid in cash; and

(c)	any holding period applying to Awards under the LTIP will cease to apply on the Court Sanction Date.

3.	Deferred Share Bonus Plan

3.1	Quanex acknowledges that all Awards subsisting under the DSBP at the Court Sanction Date, including the DSBP Awards in Table 2, will vest or become exercisable in full on that date as a consequence of the Transaction pursuant to the rules of the DSBP and the Awards under the DSBP will accrue, in the ordinary course, dividend equivalents that will be settled by Tyman in cash to the extent not already included in Table 1 and Table 2 respectively. Options granted under the DSBP will be exercisable until the earlier of one month after the Court Sanction Date and the expiry of the normal exercise period.

3.2	Any holding period applying to Awards under the DSBP will cease to apply on the Court Sanction Date.

4.	SAYE Plan, International Sharesave Plan and U.S. Sharesave Plan

4.1	Quanex acknowledges that options granted under the SAYE Plan, International Sharesave Plan and U.S. Sharesave Plan which would not otherwise have been exercisable prior to the Court Sanction Date will (in consequence of the Transaction and in accordance with participants’ contractual rights under the rules of the relevant plan) be exercisable in accordance with the rules of the relevant plan to the extent of the relevant participant’s savings at the time of exercise and, to the extent not exercised within six months of the Court Sanction Date, will lapse unless they lapse earlier in accordance with their terms.

4.2	Quanex agrees that it will, as soon as practicable following the Effective Date, make (or procure payment of) a one-off cash payment to those participants in the SAYE Plan who exercise their options during the 20 day period ending on the Court Sanction Date under rule 18.3 of the SAYE Plan rules (as applied under rule 12 of the International Sharesave Plan, as applicable) or under rule 22.3 of the U.S. Sharesave Plan rules of an amount equal to the additional profit which the participants would have received if they had continued making their monthly savings contributions after the Effective Date and exercised their options at the end of eight months following the Effective Date (or, if earlier, the maturity date of the relevant savings contract), and had those Tyman Shares been acquired on the terms of the Scheme, provided that no such cash payment will be made in respect of options granted under the such plans after the date of this Agreement.

5.	Employee Benefit Trust and Treasury Shares

5.1	As at 31 March 2024, the EBT held approximately 1,567,155 Tyman Shares and approximately 439,810 Tyman Shares are held in treasury.

5.2	Tyman and Quanex acknowledge and agree that, subject always to Tyman’s ability to make recommendations to the trustee of the EBT to use any unallocated Tyman Shares held in the Trust to satisfy Awards in the normal course prior to the Effective Date, Tyman will request that the trustee of the EBT use the Tyman Shares that it holds to satisfy outstanding Awards as and when required. Tyman will also use any Tyman Shares in treasury to satisfy outstanding Awards. To the extent that there are insufficient Tyman Shares held in the EBT and in treasury to satisfy such Awards, Tyman will request that the trustee of the EBT use any cash held in the EBT to subscribe for new Tyman Shares or purchase existing Tyman Shares in the market to satisfy such Awards.

PART 2

EMPLOYEE MATTERS

1.	Ordinary course matters

Quanex acknowledges and agrees that Tyman will carry out annual (or other periodic) pay reviews, pay negotiations, appraisals, recruitment and promotion rounds in the ordinary course of business (reflecting market conditions (including inflation) if consistent with past practice).

2.	Maintenance of compensation and benefits

Quanex agrees, in respect of each Tyman Employee (as identified immediately prior to the Effective Date) who remains in employment within the Quanex Group on and following the Effective Date, that for the twelve-month period immediately following the Effective Date it shall, or shall cause the relevant employing entity in the Quanex Group to:

(a)	provide base salary, benefits (including terms relating to pension accrual and/or contributions), variable pay opportunities and allowances which, when taken as a whole, are no less favourable than such existing entitlements and opportunities in place for the relevant Tyman Employee immediately prior to the Effective Date; and

(b)	not amend any material terms and conditions of employment (whether or not in writing) to the employee’s material detriment. For the avoidance of doubt, the parties agree that an amendment to an individual’s job title will not be considered a material term and condition of employment for these purposes, save (i) where such employee has consented in writing to the amendment; or (ii) where such change is required by applicable Law.

3.	Annual bonus

3.1	Quanex acknowledges that:

(a)	Tyman operates annual bonus arrangements and sales commission arrangements that are conditional on financial and/or individual performance;

(b)	bonus determinations in respect of any financial year ending before the Effective Date will be undertaken by Tyman and determined in line with its usual processes to verify and approve bonuses and, in accordance with the Tyman Remuneration Policy (where applicable) and consistent with normal historical Tyman practice, such bonuses will be paid by Tyman in cash (or a portion subject to deferral into Tyman Shares, in accordance with normal practice) on the normal bonus payment date;

(c)	in respect of Tyman’s financial year in which the Effective Date occurs:

(i)	bonus determinations for the period from the start of the financial year up to and including the Effective Date will be undertaken by Tyman on a pro-rated basis on or around the Effective Date based on existing performance conditions;

(ii)	bonus determinations for the period from the day after the Effective Date to the end of the relevant financial year will be undertaken by Quanex on a pro-rated basis shortly after the end of the relevant financial year based on existing performance conditions (or, where existing performance conditions are no longer appropriate after the Effective Date, such other replacement or substitute performance conditions determined in accordance with the terms and conditions of the relevant bonus arrangement or otherwise determined by Quanex, subject to paragraph 3.2 below, on a fair and reasonable basis); and

(iii)	the relevant bonus amounts determined in paragraphs (i) and (ii) above shall be paid by Quanex on the normal bonus payment date for the Tyman financial year in which the Effective Date occurs;

(d)	any relevant bonus awards in respect of the periods referred to in paragraphs 3.1(c)(i) and 3.1(c)(ii) above of this Part 2 shall be subject to the relevant current or former Tyman Employee meeting the usual conditions for payment of a bonus and, in the case of any current Tyman Employee, remaining in employment on the normal bonus payment date, or having been served with, or having served notice of a Qualifying Termination, or otherwise subject to a Qualifying Termination.

3.2	If, following the Effective Date, it is, by reason of the Transaction and/or the consequent de-listing of Tyman, not reasonably practicable to operate any financial and/or other performance metrics which applied to any Tyman annual or periodic bonus prior to the Effective Date, Quanex will ensure that any replacement performance metrics shall not be materially more difficult to achieve that the metrics in place prior to the Effective Date.

3.3	Sales commissions determinations up to and including the Effective Date will be undertaken by Tyman and determined in line with its usual processes and consistent with historic practices to verify and approve sales commissions and consistent with normal Tyman practice, such sales commissions will be paid by Tyman in cash on the normal sales commissions payment date(s).

4.	Retention arrangements

4.1	Quanex acknowledges that, for the purpose of protecting the business to be acquired pursuant to the Transaction, Tyman may make cash retention awards, up to a maximum in aggregate of £1,500,000 (the “Retention Bonus Pot”) to Tyman Employees (in each case excluding the executive directors, being the Chief Executive Officer and Chief Financial Officer) whose retention is considered critical for the business (the “Retention Awards”). Tyman and Quanex acknowledge and agree that:

(a)	the quantum of any Retention Awards granted to any Tyman Employee will not exceed 50% of that employee's base salary calculated on the date that the Retention Award is made;

(b)	not more than 50% of the Retention Bonus Pot will be allocated to Tyman Employees who hold or will hold (on or before the Effective Date) an award made under the LTIP;

(c)	the Retention Awards will be paid by no later than the next practical payroll falling six months after the Effective Date, and provided that the employee remains in employment on the relevant payment date and is not serving a period of notice (other than a period of notice in relation to circumstances amounting to a Qualifying Termination); or

(d)	if the relevant Tyman Employee’s employment ends earlier than the date specified in paragraph (c) above in the circumstances amounting to a Qualifying Termination, their Retention Award will be paid in the next practicable payroll after termination of employment.

4.2	For the avoidance of doubt, such awards will be in addition to any bonus to which any recipient may be eligible in accordance with Tyman annual and other periodic bonus arrangements and any cash compensatory arrangements payable pursuant to this Schedule 1.

5.	Severance and redundancy arrangements

5.1	Quanex agrees that, where any Tyman Employee is served with (or serves) notice of a Qualifying Termination or is otherwise subject to a Qualifying Termination:

(a)	at any time after the Effective Date, such Tyman Employee will:

(i)	where participating in a bonus arrangement, receive a bonus in respect of the financial year in which their employment terminates pro-rated to the date of termination; and

(ii)	be treated as a good leaver (or any similar or equivalent concept) in respect of any Replacement Awards under the Quanex Omnibus Incentive Plan; and

(b)	at any time after the Effective Date until the end of the period of 12 months immediately following the Effective Date, such Tyman Employee will:

(i)	receive reasonable and appropriate outplacement support commensurate to their seniority to which the individual is contractually entitled to or which they would normally receive in accordance with Tyman’s usual historic practice, in each case as at the date of this Agreement;

(ii)	receive a severance payment calculated in accordance with either:

(A)	the policies and/or historic and usual practices used by Tyman as at the date of this Agreement or as otherwise set forth in any Tyman Employee’s employment agreement; or

(B)	any other policy or arrangement agreed between Tyman and Quanex, if such policy or arrangement is more favourable on an individual basis than the policies and/or historic and usual practices used by Tyman as at the date of this Agreement; and

(iii)	receive a reasonable and appropriate contribution to their legal fees if they are required to enter into a settlement agreement if the individual is contractually entitled to such contribution or they would normally receive such a contribution accordance with Tyman’s usual practice, in each case as at the date of this Agreement.

In this Agreement “Qualifying Termination” is any involuntary termination of the individual without Cause or voluntary termination by the individual for Good Reason in each case, where the termination takes effect after the Effective Date and save where the relevant Tyman Employee continues employment with another member of the Tyman Group or the Quanex Group.

5.2	“Cause” shall mean any action or inaction by the individual that constitutes (a) gross negligence or wilful misconduct in connection with the individual's duties or in the course of the individual’s employment with the Quanex Group; (b) any act of fraud, embezzlement or theft in connection with individual’s duties or in the course of employment with the Quanex Group; (c) intentional wrongful damage to property of the Quanex Group; (d) a substantial failure by the Quanex Group to perform his or her duties after notice to the individual and a reasonable opportunity to cure; (e) the individual’s material breach of restrictive covenants contained in any relevant Quanex Group policy or any agreement between the individual and any member of the Quanex Group; or (f) the individual’s intentional wrongful disclosure of secret processes or confidential information of the Quanex Group.

5.3	“Good Reason” shall mean, to the extent any such action has been taken without the individual’s written consent, the occurrence of any of the following events: (a) their employer or its successor assigns to the individual any duties materially inconsistent with such individual’s position (including offices and reporting requirements), authority, duties or responsibilities with the company in effect immediately before the effective date, or otherwise makes any material negative change in any such position, authority, duties or responsibilities; (b) the employer or its successor takes any other action that results in a material diminution in such position, authority, duties or responsibilities or otherwise take any action that materially interferes therewith; (c) the employer or its successor materially reduces the individual’s annual base salary or target annual bonus as in effect immediately before the effective date, other than as part of a reduction of less than ten percent (10%) that is applicable to all employees at an equivalent level or grade (as the case may be) of the company or its successor; or (d) the employer or its successor relocates the individual’s principal office more than fifty miles from the participant’s principal office at the time of the effective date, provided that such relocation results in an increase to the participant’s daily commute time.

6.	Future transactions

Quanex shall use reasonable endeavours to procure that any person who acquires any entities, businesses or assets of the Tyman Group pursuant to any disposal effected at the direction of, or with the consent of, Quanex at any time during the 12 months following the date of this Agreement (a “Purchaser”) provides to any employee of the Tyman Group who transfers to that Purchaser, for at least 12 months from the Effective Date, terms and conditions that are economically equivalent to those terms and conditions enjoyed by the employee immediately prior to the date of transfer and honour the (i) bonus arrangements in paragraph 3 of this Part 2 above; and (ii) severance protections provided for in paragraph 5 of this Part 2 above.

SIGNATURE PAGE

IN WITNESS WHEREOF the parties have executed this Agreement on the date first set out above.

Executed by George Wilson	)
acting for and on behalf of	)

QUANEX BUILDING PRODUCTS

CORPORATION

)	/s/ George Wilson
Chief Executive Officer

[Signature page to Co-operation Agreement]

acting for and on behalf of	)
Executed by Rutger Helbing	)

TYMAN PLC	)	/s/ Rutger Helbing
Chief Executive Officer

[Signature page to Co-operation Agreement]